3/4/03

03012083

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 187

SEC FILE NUMBER
8-27617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Auto Club Drive
(No. and Street)

Dearborn (City) MI (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret A. Scheske (313) 336-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

One Detroit Center, 500 Woodward Ave., Suite 1700, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret A. Scheske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auto Club Funds, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret A. Scheske
Signature

AVP and Controller
Title

PAMELA H. PATES
Notary Public, Wayne County, Michigan
My Commission Expires September 25, 2006

Pamela H. Pates
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2002

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Gary S. Dick
Interim President
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements
Schedules and Supplementary Information

Auto Club Funds, Inc.

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. as of December 31, 2002, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Funds, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

January 31, 2003

Statement of Financial Condition
Auto Club Funds, Inc.

December 31, 2002

Assets		
Cash		$ 30,275
Securities owned		
Marketable		260,859
Not readily marketable		43,397
Accrued investment income		2,036
Federal income taxes receivable from parent		13,000
Deferred federal income taxes		2,100
Other assets		2,478
	Total Assets	$354,145
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable		$ 2,317
Payable to parent		15,834
Total liabilities		18,151
Stockholder's equity		
Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		150,000
Retained earnings		
Restricted--minimum net capital		5,000
Unrestricted		80,994
Total retained earnings		85,994
Total stockholder's equity		335,994
	Total Liabilities and Stockholder's Equity	$354,145

See accompanying notes

Statement of Income
Auto Club Funds, Inc.

Year Ended December 31, 2002

Income	
Investment income	$ 1,955
Commission income	51,176
	53,131
Expenses	
Employee compensation and benefits	67,465
Fees and licenses	12,670
Occupancy and equipment rental	9,500
Professional fees	7,210
Other expenses	9,639
	106,484
Loss Before Federal Income Tax Benefit	(53,353)
Federal income tax benefit	
Current	(12,000)
Deferred	(6,700)
	(18,700)
Net Loss	$(34,653)

See accompanying notes

Statement of Cash Flows
Auto Club Funds, Inc.

Year Ended December 31, 2002

Operating Activities	
Net loss	$(34,653)
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization of bond premium	1,851
Provision for deferred income tax credit	(6,700)
Gain on sale of securities owned	(1,350)
Changes in operating assets and liabilities	
Securities owned, net	16,118
Accrued investment income	326
Other assets	756
Accounts payable	111
Payable to parent	7,355
Federal income taxes receivable from/payable to parent	(23,300)
Net Cash Used in Operating Activities	(39,486)
Investing Activities	
Proceeds from sale of securities owned	41,600
Increase in cash	2,114
Cash at beginning of year	28,161
Cash at end of year	$ 30,275
Federal income taxes paid to parent	$ 11,300

See accompanying notes

Statement of Changes in Stockholder's Equity
Auto Club Funds, Inc.

Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$100,000	$150,000	$120,647	$370,647
Net loss			(34,653)	(34,653)
Balance at December 31, 2002	$100,000	$150,000	$ 85,994	$335,994

See accompanying notes

Notes to Financial Statements
Auto Club Funds, Inc.

December 31, 2002

Note A--Organization

Auto Club Funds, Inc. (the Company), a wholly-owned subsidiary of Auto Club Insurance Association (the parent company), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the State of Michigan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Commissions

Commission income is recognized when received.

Related Party Transactions

In the normal course of operations, the Company has transactions with The Auto Club Group and its subsidiaries (affiliated companies) and its parent company (Note A). Such transactions relate principally to reimbursement for direct salaries and employee benefits, rental of office space for shared facilities and other services.

Securities Owned

The fair values for securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

Gains and losses, both realized and unrealized, are included in investment income. Realized capital gains and losses are determined using the specific identification method.

Note B--Significant Accounting Policies--continued

The market risk associated with the stock warrants is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility.

At December 31, 2002, the securities owned are summarized as follows:

	Cost	Gross Unrealized Gains (Losses)	Fair Value
Marketable			
U.S. Government Agency bond	$251,458	$ 9,401	$260,859
Not Readily Marketable			
NASDAQ common stock	39,000	(9,000)	30,000
NASDAQ stock warrants	16,800	(3,403)	13,397
	55,800	(12,403)	43,397
Total	$307,258	$ (3,002)	$304,256

Note C--Income Taxes

The Company is included within the consolidated federal income tax return filed by the parent company. Federal income taxes are computed based on the Company's separate taxable income using the parent company's consolidated tax rate. Taxable income differs from book income for items which are treated differently in the tax return and financial statements. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred federal income tax asset at December 31, 2002 primarily relates to unrealized losses on securities owned.

Note D--Net Capital Requirements

The Company is required to maintain $5,000 as a minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934.

Computation of Net Capital Pursuant to Rule 15c3-1
Auto Club Funds, Inc.

December 31, 2002

Computation of Net Capital		
Total stockholder's equity (from Statement of Financial Condition)		$335,994
Less:		
Nonallowable assets		3,186
Haircut deduction		47,154
	Net Capital	$285,654
Total aggregate indebtedness from Statement of Financial Condition		$ 18,151
Computation of Basic Net Capital Requirements		
Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)		$ 5,000
Excess net capital		$280,654
Percent of aggregate indebtedness to net capital		6.4%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Auto Club Funds, Inc.

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Auto Club Funds, Inc.

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

Auto Club Funds, Inc.

December 31, 2002

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2002.

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Independent Auditor's Report on the Internal Control Structure Required by SEC Rule 17a-5

Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Auto Club Funds, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 31, 2003